

Mountain Province
DIAMONDS





2012 *Annual Report*



Corporate Profile

Mountain Province Diamonds is a Toronto-based diamond mining company. Through a joint venture with De Beers (51%), Mountain Province controls 49% of the world's largest and richest new diamond mine being developed at Kennady Lake in the heart of Canada's diamond fields in the Northwest Territories.

The Gahcho Kué (GK) project hosts four known kimberlite pipes, three of which have a probable mineral reserve of 49 million carats. GK is currently being permitted, and construction of the first diamond mine is expected to commence during the second half of 2013. Production is expected to commence in late 2015, and the mine will produce an average of 4.5 million carats per year for the first 11 years.



CANADA'S
Northwest Territories
0 75 150 Miles
0 75 150 KM
Ekati Diamond Mine
Diavik Diamond Mine
Snap Lake Project
Gahcho Kué Project
Yellowknife
Great Slave Lake

In addition to the 49 million carat reserve, GK has a further inferred resource of 10.3 million carats at three of the kimberlites. The inferred resource, which will likely be accessed by deepening the planned open pit, is expected to extend the mine life to 13 years.

Tuzo Deep, the depth extension program of the massive Tuzo kimberlite pipe, is designed to define a resource from the bottom of the inferred resource at 350 meters to a depth of 750 meters. Based on initial results, Tuzo Deep is expected to extend the planned mine life to more than 20 years.



"Construction is expected to commence during the second half of 2013."

Mountain Province Diamonds

Message to Shareholders



It is now widely recognized that the Gahcho Kué ("GK") project is the world's largest and richest new diamond mine. Thanks to improved disclosure this year from Anglo American, which now controls 85 percent of De Beers, additional information is available which further highlights both the size and quality of the GK project.

GK is the highest grade asset within the De Beers group. With a fully diluted reserve grade of 1.57 carats per tonne, the reserve grade of GK is 80 percent higher than the combined reserve grade of the Snap and Victor mines in Canada (0.32 carats per tonne); 63 percent greater than the reserve grade of the Orapa mine in Botswana (0.59 carats/tonne); 38 percent above the reserve grade of the Venetia mine in South Africa (0.98 carats per tonne); and 20 percent greater than the reserve grade of the Jwaneng mine in Botswana (1.26 carats per tonne). Grade is the single most important value driver in a mineral deposit.

With a projected average annual production of 4.5 million carats, the production from GK will exceed the combined production of De Beers' three South African mines (2012 production 4.43M carats), be almost three times the combined production of De Beers' two other Canadian mines (2012 production 1.56M carats), and be more than 2.5 times the combined production of De Beers' four Namibian mining operations (2012 production 1.66M carats).

In early 2013, De Beers also announced further details of their major capital programs, which also highlight the quality of the GK project. Jwaneng 8-Cut in Botswana is already underway at a capital cost of $3 billion to access 95 million carats ($31.58 per carat). The Venetia Underground project was launched this year at a cost of $2 billion to bring 96 million carats to account ($20.83 per carat). Gahcho Kué, by comparison, will likely have a final capital budget of approximately $700 million to mine 49 million carats ($14.28 per carat). Gahcho Kué has the highest return on equity of all De Beers development projects.

As we prepare to start construction of the first mine at GK, we are entering what De Beers has referred to as a "landmark year." The next 24 months will be very exciting and also very rewarding for the communities within which we operate. More than 700 construction jobs will be created at the GK project, which will bring hope and prosperity to the Northwest Territories as production from the existing diamond mines declines.

In addition, we are preparing to release the first resource statement for the Tuzo Deep project which has the potential to extend the life of the GK mine well into the future. Further successful mine site exploration will secure GK's position as one of the world's greatest diamond mines. My thanks go to our shareholders, directors, employees and business partners for the contribution they have made to our successes in 2012.

Patrick Evans
President and CEO
May 2013



Investing in Gahcho Kué

Gahcho Kué (GK) is located in the Northwest Territories, which is the heart of Canada's diamond mining industry. The GK project hosts four known kimberlites, three of which – 5034, Hearne and Tuzo – have defined mineral resources and mineral reserves.

Gahcho Kué Independent Resource Statement
(AMEC Americas, 2009)

Kimberlite Pipe	Resource	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	**Indicated**	**12.4**	**30.2**	**50.5**	**167**
	Inferred	**2.5**	**6.0**	**10.3**	**173**

Gahcho Kué Independent Reserve Statement
(JDS Mining, 2010)

Kimberlite pipe	Reserve	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	**Probable**	**13.2**	**23.3**	**1.77**
Hearne	**Probable**	**5.4**	**11.5**	**2.10**
Tuzo	**Probable**	**12.6**	**14.2**	**1.13**
Total	**Probable**	**31.3**	**49.0**	**1.57**

Gahcho Kué Independent Diamond Valuation
(WWW International Diamond Consultants, 2012)

Actual Price US$/carat

Pipe	Zone	Total Carats	$/Carat	Total Value
5034	Centre/East	1,957.54	211	$ 413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734,111
Total		**8,317.29**	**$ 186**	**$1,548,864**

Gahcho Kué Independent Feasibility Study
(JDS Mining, 2010)

Project IRR excluding sunk costs	**33.9%**
Initial project capital	**C$549.5M**
Working capital	**C$49.4M**
Sustaining capital including mine closure	**C$36.1M**
Operating costs	**C$48.68 per tonne**
Project mine life	**11 years**
Average annual production	**3 million tonnes**
Total diamond production	**49 million carats**
Average annual diamond production	**4.45 million carats**
Diamond price	**US$102.48 per carat***

* The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Investing in Diamonds



Barriers to Entry

The odds of finding an economic diamond mine are extremely remote. In fact, it has been said that it is a thousand times more difficult to find an economic diamond mine than it is to find a gold mine. Results of exploration over the past 20 years support this.

Major mining companies have spent hundreds of millions of dollars exploring for diamonds in some of the most remote and inaccessible parts of the world – largely without success. Gahcho Kué, discovered by Mountain Province in 1994, was the last major diamond discovery.

Not only are economic kimberlites very difficult to find, but global diamond exploration expenditures have been cut back severely, which reduces the likelihood of further discoveries. The result will inevitably be higher rough diamond prices for a sustained period, with little prospect of market disruption as a consequence of major new supply. This will be enormously beneficial for Mountain Province shareholders.

Diamond Supply Deficit

During 2012, global production dropped to 127 million carats, down from 177 million carats produced in 2005. De Beers' 2012 production dropped 11 percent, from 31.3 million carats to 27.8 million carats, and now stands at 35.3 percent of the global supply.



Rough diamond supply is expected to fall short of demand for at least the next 20 years. Canada's two largest diamond mines – Diavik and Ekati – exhausted their open pit resources in 2012 and will both see significantly lower production and higher costs starting in 2013 as they go underground. This is a common challenge facing the major diamond producers.

Unlike the 1990's, there is no global diamond stockpile which can be tapped into to supplement diminishing production. By 2015, when Gahcho Kué is expected to come into production, the supply deficit will have grown and is expected to be acute. This should provide strong price support for Gahcho Kué's production and improved operating margins.



Powerful New Markets

Ninety-nine percent of gem diamonds are consumed in the manufacture of jewelry, and most go into diamond engagement rings. Approximately 2.5 million weddings took place in the US in 2012, compared with over 10 million in each China and India. Increasingly, Chinese and Indian brides are receiving diamond engagement rings, which is a key driver of demand.

Over the next 5 years, US demand for diamonds is expected to decline from approximately 37 percent of the world market to around 34 percent. During the same period, demand in India is forecast to grow from 9 to 14 percent and demand in China is expected to grow from 13 to 17 percent. The chart on the left illustrates the future trends of global demand.



Corporate Highlights

Gahcho Kué Joint Venture

- Mountain Province 49%, De Beers 51%
- Each partner markets their own share of diamond production
- JV management committee has two representatives from each company
- Plans and budgets require joint consent, i.e. no majority vote
- Each partner contributes a proportionate share of development costs
- JV has appointed De Beers Canada as the project operator
- Strong performance obligations on the operator

Gahcho Kué Development Schedule

- December 2012 – Environmental review completed
- March 2013 – Construction equipment, supplies and fuel delivered to site
- Mid-2013 – Review Board report and recommendation expected
- H2 2013 – Ministerial approval expected and construction expected to commence
- H2 2015 – Production expected to commence





Mountain Province
DIAMONDS

Management's Discussion and Analysis

Financial Statements





2012 *Annual Report*

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS



Mountain Province
DIAMONDS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following management's discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. (the "Company" or "Mountain Province" or "MPV") is prepared as at March 28, 2013, and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

The Company's audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All amounts are expressed in Canadian dollars unless otherwise stated.

For additional information, reference is made to the Company's press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company's website at www.mountainprovince.com.

Technical information included in this MD&A regarding the Company's mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the "Gahcho Kué Project" or the "Project") located in the Northwest Territories of Canada. The Company's primary asset is its 49% interest in the Gahcho Kué Project.
On July 3, 2009, the Company entered into an amended and restated joint venture agreement with De Beers Canada Inc. ("De Beers Canada") (jointly, the "Participants") under which:

(a) The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;

(b) Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c) Each Participant will contribute their proportionate share to the future project development costs;

(d) Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e) The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

(f) The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

- $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid and expensed);
- Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in "Mineral Properties"; no further payments are expected);
- $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011);
- $10 million following the issuance of the construction and operating permits;
- $10 million following the commencement of commercial production; and
- The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as "acquired exploration and evaluation".

Mountain Province has agreed that the Company's marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture.
The underlying value and recoverability of the amounts shown for the Company's investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUE PROJECT

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Independent Feasibility Study

On October 21, 2010, in a press release titled *"Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study"*, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:
- Project IRR* including sunk costs   20.7%**
- Project IRR excluding sunk costs   33.9%
- Initial project capital $549.5M
- Working capital $49.4M
- Sustaining capital including mine closure $36.1M
- Operating costs $48.68 per tonne

- Project mine life   11 years
- Average annual production   3 million tonnes
- Total diamond production   49 million carats
- Average annual diamond production   4.45 million carats
- Revenue   US$102.48 per carat***

*Internal Rate of Return ("IRR")

**After taxes/royalties and unleveraged

***The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop.

On June 14, 2011, the Joint Venture partners announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operator, De Beers Canada, to prepare a plan and budget for the development of the Gahcho Kué mine. The plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

Gahcho Kué Mineral Reserve Report

On October 21, 2010, Mountain Province announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 2 below.

Table 2
Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	**Probable**	**31.3**	**1.57***	**49.0**

* Fully diluted mining grade

Independent Diamond Valuation

In March 2012, Mountain Province retained WWW International Diamond Consultants Ltd. ("WWW") to provide an updated valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at March 7, 2012.

Table 3 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 3

Pipe	Zone	Total Carats	$/Carat	Total Dollars
Actual Price US$/carat				
5034	Centre/East Lobe	1,957.54	211	413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734,111
Total		**8,317.29**	**$186**	**$1,548,864**

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600".

WWW added: "The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600".

Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2012 independent diamond valuation indicated that there was almost no change (+0.9%) from the previous valuation conducted in April 2011. However, De Beers Canada has reported that between January 1 and December 31, 2012, average global rough diamond prices decreased by 12 percent as a consequence of macroeconomic uncertainty.

Table 4 below presents models of the March 2012 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4

Pipe	High Model	Base Model	Low Model
5034 Centre	167	**134**	117
5034 West	169	**131**	118
5034 North/East	195	**145**	124
Hearne	138	**109**	100
Tuzo	136	**104**	99
Average	**$160**	**$122**	**$110**

Note: 1 mm nominal square mesh
Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The "high" and "low" models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW April 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers Canada.

The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers Canada modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR.

Permitting

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board ("MVEIRB"), which commenced an Environmental Assessment.   In June 2006, the MVEIRB ordered that an Environment Impact Review ("EIR") of the applications should be conducted.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

The Environmental Impact Statement ("EIS") for the Gahcho Kué Project was submitted to the Gahcho Kué Environmental Impact Review Panel (the "Panel" or "Gahcho Kué Panel") of the MVEIRB in December 2010. The EIS details the construction and operation of the proposed mine to ensure it is sustainable and was assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

On January 8, 2013, the Company announced that the MVEIRB closed the public record for the Gahcho Kué EIR on January 3, 2013. The MVEIRB is expected to complete their report by July 2013.

On March 12, 2013, the Company announced that the Gahcho Kué Project awaits the report and recommendation from the Gahcho Kué Panel of MVEIRB, and that on its completion, the report of the Gahcho Kué Panel will be submitted to the Minister of Aboriginal Affairs and Northern Development who has the authority to approve the development of the first diamond mine at Gahcho Kué. While both the Panel report and the Ministerial approval are awaited, the Mackenzie Valley Land and Water Board has opened the public registry to facilitate expeditious processing of the Gahcho Kué permits. The project development schedule remains subject to final regulatory approval.

Tuzo Deep Project

On October 7, 2011, the Company announced that the first of two drill rigs had commenced drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project. A second drill rig arrived in late October, 2011. The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite.

The Tuzo Deep drill program aimed to define a resource between 350 and 750 metres and was completed in April 2012. On April 12, 2012, the Company announced the results of the drill program as in Table 5 below:

Table 5

Drill hole	Azimuth (degrees)	Inclination at collar (degrees)	Kimberlite intercepts (meters)			End of hole (meters)
			From	To	Intercept	
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

* Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.
   Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters. One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge. All five holes successfully confirmed the substantial presence of kimberlite beyond the current Resource depth.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne.

On November 8, 2012, the Company announced the microdiamond recovery results from the Tuzo Deep drill program completed in April 2012.

Recovery of microdiamonds from the kimberlite intersects was undertaken by caustic fusion methods performed at the Geoanalystical Laboratories Diamond Services of the Saskatchewan Research Council ("SRC"), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. The microdiamonds recovered by the SRC were then forwarded to the De Beers Kimberley Microdiamond Laboratory ("KMDL") for re-weighing of minus 0.3mm diamonds.

The combined SRC and KMDL caustic fusion diamond results for samples taken from Tuzo Deep are summarized below in Table 6.

Table 6

Total Weight (Kg)	Numbers of Diamonds According to Sieve Size Fraction (mm)											Total Diamonds
	+0.075 - 0.106	+0.106 - 0.150	+0.150 - 0.212	+0.212 - 0.300	+0.300 - 0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 - 1.700	+1.700 - 2.360	+2.360 - 3.350	
657.13	1,199	999	547	446	281	156	87	42	16	2	1	3,776

Total carat weight of sample: 2.3330075
Total macro carats +0.5mm: 1.989658
Total macro carats +0.850mm: 1.485248

On March 12, 2013, the Company announced that the Tuzo Deep geological report was completed in January, 2013, and the Tuzo Deep grade report was completed in mid-February, 2013. These reports are prepared by De Beers in its capacity as the Operator of the Gahcho Kué project to establish the geological continuity of the Tuzo kimberlite from the Probable Reserve portion (from surface to 300 meters) to a depth of 564 meters, and also to provide a tonnage and grade estimate for Tuzo Deep.

The reports provide evidence that the kimberlite units present below 300 meters are the same as those present in the Probably Reserve portion and also that similar grades were estimated at depth.

The De Beers Canada technical report does not classify the Tuzo Deep potential resource in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines. Mountain Province is therefore retaining an independent qualified person to complete a quality assurance and quality control review of the De Beers Canada geological and technical reports with a view to presenting to shareholders an updated independent National Instrument 43-101 resource estimate for the Tuzo kimberlite. It is expected that this report will be issued during Q2 2013.

Gahcho Kué Capital Program

On May 28, 2012, the Company announced that the Gahcho Kué Joint Venture partners had approved the initial capital to advance the Gahcho Kué diamond mine in preparation for development.

The C$31.3M budget (C$21.3M for 2012 and C$10M for Q1, 2013) will focus on advancing:
1. Preparation work for the construction and operating permit applications;
2. Front-end engineering and design (FEED);
3. Preparations and procurement for the 2013 winter road;
4. Detailed engineering;
5. Purchase of critical long-lead equipment; and
6. Feasibility study update.

On August 7, 2012, the Company indicated financing arrangements of the Company's 49 percent share of the Gahcho Kué capital budget, estimated at approximately C$300M, are progressing, with multiple options for project financing, off-take financing, and a variety of other instruments being considered.

Other Developments at Gahcho Kué

On March 12, 2013, the Company also announced the following developments for the Gahcho Kué Project:

2013 winter ice road

The 2013 winter ice road reached the Gahcho Kué Project site at Kennady Lake on March 2, 2013, with the first loads arriving on March 4, 2013. Over two subsequent weeks, approximately 110 truckloads of materials, equipment and fuel are expected to be delivered to Gahcho Kué. The final deliveries are expected before the end of March 2013.

Geophysics

A geophysics team was mobilized to Gahcho Kué in January 2013 and completed a ground gravity survey over 15 high-priority drill targets. There were 3,230 stations surveyed on 13 grids over the 15 targets. The results from the survey will support final exploration drill-hole placement.

<u>Geotechnical drilling</u>

Geotechnical drilling related to planned surface infrastructure at Gahcho Kué commenced in February, 2013 and is expected to be completed before the end of April. A total of 33 sonic holes and 31 core holes will be drilled.

<u>Exploration drilling</u>

Core drilling of the first phase 15 priority geophysical targets is expected to commence before the end of March. A second core drill rig is being mobilized to site and the first phase drilling is expected to be completed by the end of April. Based on the success of the first phase drill program, up to a further 14 priority geophysical targets may be drill tested.

Other Exploration

Completion of Plan of Arrangement with Kennady Diamonds Inc.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company's 100%-controlled Kennady North Project into a newly incorporated company, Kennady Diamonds Inc. ("Kennady Diamonds") through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the "Arrangement") pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds' common shares, to the existing Mountain Province common shareholders.

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North Project and working capital of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds' share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer of Kennady North in the Company's Statement of Comprehensive Loss for the year ended December 31, 2012.

Other Matters

Management and Board Appointments

On January 29, 2013, it was announced that Bruce Ramsden had been hired starting February 1, 2013 as the Company's Vice President Finance and CFO-designate (effective May 1, 2013), with experience in the Canadian resource sector and particularly, with arranging debt finance facilities, important to the continued success of the development of the Gahcho Kué Project.

As well, on March 13, 2013, the Company announced that Bruce Dresner, with a distinguished career as an investment professional and experience on a number of boards of directors and advisory boards, has joined the Company's Board of Directors.

2012 Rights Offering

On October 10, 2012, the Company announced that it had filed a rights offering circular with the Toronto Stock Exchange (the "TSX") and the securities regulators of each of the provinces of Canada (with the exception of Quebec) in respect of a rights offerings to raise gross proceeds of approximately $47.1 million (the "Offering") to be used to fund the Company's 49% share of the initial capital costs for the Gahcho Kué Project and for general corporate purposes. This amount is sufficient to cover the Company's share of the initial capital costs through to the completion of permitting of the Gahcho Kué Project expected in 2013 (see also discussion under Liquidity and Capital Resources).

Under the Offering, each registered holder of common shares of the Company as of a record date (the "Record Date") received one right (a "Right") for each share held. Six (6) Rights plus the sum of $3.50 (the "Subscription Price") was required to subscribe for one share ("Share"). The Rights expired on November 28, 2012 (the "Expiry Date"), after which unexercised Rights were void and without value. The Rights were listed on the TSX. Shareholders who fully exercised their Rights could have subscribed pro-rata for any additional Shares not otherwise subscribed for before the expiry date (the "Additional Subscription Privilege").

The Offering was subject to regulatory approvals, including that of the TSX. The TSX conditionally approved the listing and posting for trading of the Rights and the common shares of the Company underlying the Rights, subject to satisfaction of certain listing requirements. The Offering was made in all provinces of Canada (except in Quebec), and in such other jurisdictions where the Company was eligible to make such an offering. The Company also filed a registration statement on Form F-7 covering the Offering with the U.S. Securities and Exchange Commission. On October 18, 2012, the Company announced that it had received acceptance from the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, for its Offering. The Record Date was established as close of business on October 30, 2012.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. (controlled by Dermot Desmond) ("Bottin") under which Bottin had undertaken to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

On November 30, 2012, the Company announced the completion of its Offering. A total of 54,869,243 rights were exercised for 9,144,870 common shares with additional 1,705,199 common shares subscribed for under the Additional Subscription Privilege. A total of 10,850,069 common shares were subscribed for, which represented an 80.65% take-up under the rights offering.

The balance of the rights shares were taken up by Bottin under the stand-by agreement.

RESULTS OF OPERATIONS

The financial results for the years ended December 31, 2012, 2011 and 2010 are reported under IFRS as issued by the IASB, as well as for the quarterly interim periods.

Selected Annual Information

	December 31, 2012	December 31, 2011	December 31, 2010
Other income	$ 10,869,407	$ 792,835	$ 122,590
Operating expenses	(14,179,216)	(12,268,455)	(9,764,476)
Other expenses	(27,801)	(63,315)	(4,892,841)
Net loss for the period	(3,337,610)	(11,538,935)	(14,534,727)
Basic and diluted loss per share	(0.04)	(0.15)	(0.21)
Cash flow used in operations	(13,786,541)	(13,672,048)	(8,291,339)
Cash and cash equivalents, end of period	274,696	21,546	23,778,053
Total assets	95,590,052	65,839,943	70,156,296
Long-term liabilities	6,284,770	6,178,004	5,704,096
Dividends declared	Nil	Nil	Nil

Year ended December 31, 2012 compared to December 31, 2011

The Company's net loss for the year ended December 31, 2012 was $3,337,610 or $0.04 per share, compared to $11,538,935 or $0.15 per share for the year ended December 31, 2011. Before the dividend-in-kind recorded as a result of the asset transfer to Kennady Diamonds Inc., the loss for December 31, 2012 was $14,059,255, or $0.17 per share.

Operating expenses were $14,179,216 for the year ended December 31, 2012, and $12,268,455 for the year ended December 31, 2011. Consulting fees, including stock-based compensation of $463,500 for options granted in the first quarter of 2012 ($487,085 granted in the first quarter of 2011), as well as other consulting, were down from approximately $1,631,200 for the year ended December 31, 2011 to approximately $1,435,000 for the year ended December 31, 2012 due to somewhat reduced consulting activity. Exploration and evaluation expenses are up from approximately $9,032,600 for the year ended December 31, 2011 to approximately $10,651,600 for the year ended December 31, 2012 as a result of increased exploration and evaluation expenditures for Gahcho Kué (with a related increase in the Gahcho Kué management fee) and for the Kennady North Project prior to transfer of the Kennady North Project to Kennady Diamonds in early July 2012. Professional fees are up from approximately $361,000 for the year ended December 31, 2011, to approximately $664,900 for the year ended December 31, 2012 primarily attributable to increased legal and audit fees associated with the Company's spin-out of the Kennady North Project. Promotion and investor relations costs are up from approximately $110,000 for the year ended December 31, 2011 to approximately $246,000 for the year ended December 31, 2012 and are attributed to increased costs associated with the spin-out. Office and administration is down for the year ended December 31, 2012 from the same period in 2011 because of foreign exchange losses realized in 2011. Increases in other expense categories such as travel, transfer agent and regulatory fees, and salary and benefits reflect increased activities for the Company.

Interest income was approximately $147,800 for the year ended December 31, 2012 compared to approximately $303,400 for the year ended December 31, 2011 as a result of reduced balances for investment from the financings done in 2010. Cash and short-term investment balances increased late in 2012 with the proceeds from the Company's Rights Offering which closed November 28, 2012.

Included in other income for December 31, 2012 is the Company's gain on the asset transfer to Kennady Diamonds of $10,721,645 as a result of the spin-out as previously mentioned.

10

Year ended December 31, 2011 compared to December 31, 2010

The Company's net loss for the year ended December 31, 2011 was $11,538,935 or $0.15 per share, compared to $14,534,727 or $0.21 per share for the year ended December 31, 2010.

Consulting fees for the year ended December 31, 2011 at $1,631,188 (December 31, 2010 - $721,987) includes a value for stock based compensation of $487,085 in 2011 (December 31, 2010 - $nil). As well, it includes consulting costs for a variety of corporate projects such as the Company's conversion to IFRS.

In the year ended December 31, 2011, the Company's share of expenses relating to the Gahcho Kué Project included in exploration and evaluation expenses totalled $8,225,873 (December 31, 2010 – $7,826,126). Also included in exploration and evaluation expenses is $806,712 incurred by the Company for its Kennady North Project (December 31, 2010 - $47,993) which consists of the costs for the airborne gravity survey conducted in October 2011 over the Kennady North Project as well as consulting costs relating to Kennady North.

The increase in the Gahcho Kué Project management fee from $162,613 for the year ended December 31, 2010 to $236,464 reflects increased activity at the Gahcho Kué Project done by the Operator.

Increases in other expense categories such as travel, transfer agent and regulatory fees, salary and benefits, promotion and investor relations, and professional fees reflect increased activities for the Company.

The interest income for the year ended December 31, 2011 at $303,354 reflects increased cash and short term investments over the year compared to the year ended December 31, 2010 (December 31, 2010 - $122,590) after financings done in 2010.

Office and administration for the year ended December 31, 2011 of $458,467 (December 31, 2010 - $200,274) includes foreign exchange loss of approximately $250,000.

Other expenses in the year ended December 31, 2010 included a loss on revaluation of warrants exerciseable in a foreign currency in the amount of $4,767,578. In the year ended December 31, 2011, there was a gain on revaluation of warrants exerciseable in a foreign currency in the amount of $489,481.

Summary of Quarterly Results

December 31, 2012 Fiscal Year

Unaudited	Fourth Quarter December 31, 2012	Third Quarter September 30, 2012	Second Quarter June 30, 2012	First Quarter March 31, 2012
Interest income	$ 44,313	$ 8,047	$ 43,994	$ 51,408
Expenses	(3,127,198)	(2,521,631)	(4,078,554)	(4,451,833)
Gain on asset transfer to Kennady Diamonds Inc.	-	10,721,645	-	-
Net (loss) income for period	(3,089,892)	8,201,130	(4,041,492)	(4,407,356)
Net (loss) income per share (basic and diluted)	(0.04)	0.10	(0.05)	(0.05)
Cash flow (used in) / provided by operations	(2,762,916)	(6,409,485)	(4,619,243)	5,103
Cash and cash equivalents, end of period	47,693,693	5,595,571	2,119,667	497,925
Total Assets	95,590,052	53,038,743	62,543,069	66,840,529
Dividends	Nil	Nil	Nil	Nil

December 31, 2011 Fiscal Year

Unaudited	Fourth Quarter December 31, 2011	Third Quarter September 30, 2011	Second Quarter June 30, 2011	First Quarter March 31, 2011
Interest income	$ 59,239	$ 67,466	$ 76,091	$ 100,558
Expenses	(5,390,942)	(2,248,809)	(2,446,824)	(2,181,880)
Net loss for period	(5,347,662)	(2,197,302)	(2,386,518)	(1,607,453)
Net loss per share (basic and diluted)	(0.07)	(0.03)	(0.03)	(0.02)
Cash flow (used in) / provided by operations	(3,997,123)	(2,353,183)	6,285,978	(13,607,720)
Cash and cash equivalents, end of period	21,546	504,895	720,171	1,805,403
Total Assets	65,839,943	69,937,125	71,935,129	70,130,142
Dividends	Nil	Nil	Nil	Nil

The expenses fluctuate from quarter to quarter based on activity in the Company including exploration and evaluation activity particularly, as well as consulting, project, and marketing activities.

Three Months Ended December 31, 2012 compared to December 31, 2011

The Company's net loss during the three months ended December 31, 2012 was $3,089,892, or $0.04 per share, compared with a net loss of $5,347,662, or $0.07 per share, for the three months ended December 31, 2011.

Expenses were $3,127,198 for the three months ended December 31, 2012 compared to $5,390,942 for the comparative three months ended December 31, 2011. The decrease is primarily attributable to decreased costs of approximately $2,000,000 for the Gahcho Kué Project in the three months ended December 31, 2012 compared to the same period of the prior year. Other expense categories such as consulting fees, office and administration, professional fees, promotion and investor relations, transfer agent and regulatory fees, and travel totaled approximately $510,000 for the three months ended December 31, 2012, compared to approximately $814,000 for the three months ended December 31, 2011. Interest income of approximately $7,000 for the three months ended December 31, 2012 is down compared to the comparative period for the prior year of approximately $16,000 because of decreased investments as a result of operation funding.

Gahcho Kué Project

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements from July 4, 2009.

Summarized below is certain summarized financial information relating to the Company's proportional interest (49%) in the Gahcho Kué Joint Venture as at December 31, 2012 and 2011:

		Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Results of Operations						
Revenue	$	-	$	-	$	-
Expenses		(10,681,306)		(8,540,441)		(8,122,822)
Proportionate share of net loss	$	(10,681,306)	$	(8,540,441)	$	(8,122,822)
Cash Flows						
Operating activities	$	(9,869,353)	$	(7,889,959)	$	(6,975,189)
Financing activities		9,994,998		7,905,220		6,982,662
Investing activities		(91,035)		(15,261)		(7,473)
Proportionate share of change in cash and cash equivalents	$	34,610	$	-	$	-

		As at December 31, 2012		As at December 31, 2011
Financial Position				
Current assets	$	1,516,313	$	113,533
Non-current assets		6,113,370		5,958,567
Current liabilities		(1,633,055)		(1,756,902)
Non-current liabilities		(6,284,770)		(6,178,004)
Proportionate share of net liabilities	$	(288,142)	$	(1,862,806)

Included in Exploration and evaluation expenses on the consolidated Statements of Comprehensive Loss for the year ended December 31, 2012 is approximately $1,258,500 of payroll related expenses (December 31, 2011 – approximately $696,500; December 31, 2010 – approximately $302,100).

The Company's proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $5,160,820. Of this, approximately $4,147,000 relates to commitments associated with equipment for the Gahcho Kué Project for 2013.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $46,653,539 at December 31, 2012 ($15,064,475 as at December 31, 2011), including cash and cash equivalents and short-term investments of $47,693,693 ($17,840,729 at December 31, 2011). The short-term investments reflected in the December 31, 2012 and 2011 figures were guaranteed investment certificates held with a major Canadian financial institution with no counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2012 or at December 31, 2011. The Company's required contributions payable to De Beers Canada, described in Note 7 to the Company's audited consolidated financial statements for December 31, 2012, are contingent on certain events occurring such as receipt of permits, and production. (See "Overall Performance" section above).

As at December 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable. The Company's ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company's primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the years ended December 31, 2012, 2011 and 2010, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46,653,539 at December 31, 2012, including $47,693,693 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company's costs of the Gahcho Kué Project over the next 12 months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

The Company's consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements (see "Commitments").

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.   These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)   Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

a)   Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)   Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - *Exploration for and evaluation of mineral resources* and IAS 36 – I*mpairment of assets* requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company's assessment is that as at December 31, 2012, there are no indicators of impairment in the carrying value of its mineral properties.

ii)   Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)   Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates.   Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates.   Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)   Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – *Impairment of assets* ("IAS 36"). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the consolidated balance sheet for Mineral Properties represent the Company's assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c)   *Provision for decommissioning and restoration*

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)   *Stock options*

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)   *Deferred taxes*

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN ADOPTED EARLY BY THE COMPANY

At the date of authorization of the Company's consolidated audited financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements and are therefore not discussed below.

IFRS 9 *Financial Instruments*

The IASB aims to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 *Consolidated Financial Statements*

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 *Consolidation – Special Purpose Entities* and parts of IAS 27 *Consolidated and Separate Financial Statements*. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 *Joint Arrangements*

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of each of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, *Interests in Joint Ventures*, and SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers*. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture, is a joint operation, and therefore the adoption of this standard will not have any material impact on its consolidated financial statements as the Company will continue to proportionately consolidate its interest in the Gahcho Kué Project

IFRS 12 *Disclosure of Interest in Other Entities*

IFRS 12, *Disclosure of Interest in Other Entities* was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is evaluating the impact of IFRS 12 on its consolidated financial statements.

IFRS 13 *Fair Value Measurement*

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine*

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of IFRIC 20 on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company's related parties include the Gahcho Kué Joint Venture, Bottin, key management and their close family members, and the Company's directors. Kennady Diamonds Inc. ("Kennady Diamonds") is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company's directors, Bottin, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company's interest in the Gahcho Kué Joint Venture for the current year's expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31, 2012	December 31, 2011	December 31, 2010
The total of the transactions:			
Bottin - Stand-by Fee under Stand-by Agreement (Note 9(ii))	706,261	-	-
Kennady Diamonds	120,940	-	-
Gahcho Kue Joint Venture expenditures	10,729,343	-	-
Remuneration	1,477,715	1,450,068	716,978
The amount of outstanding balances:			
Payable to the Gahcho Kue Joint Venture	685,290	-	-
Payable to key management personnel	30,180	313,000	186,619

The remuneration of directors and other members of key management personnel for the years ended December 31, 2012, 2011 and 2010 were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Salary, bonus and other short-term employee benefits	$ 1,014,215	$ 962,983	$ 716,978
Share-based payments	463,500	487,085	-
	$ 1,477,715	$ 1,450,068	$ 716,978

In accordance with IAS 24 *Related Parties*, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. Effective February 1, 2013, the Company also has a consulting agreement with the Vice President Finance and CFO-designate, Bruce Ramsden, for his services in this capacity.

COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2013	2014	2015	2016	2017	Total
Future minimum lease payments	$ 142,256	$ 142,256	$ 142,256	$ 142,256	$ 11,855	$ 580,879

(See also discussion of Gahcho Kué Project for commitments relating to the Gahcho Kué Project)

FINANCIAL INSTRUMENTS

The Company's financial instruments are described in Note 5 to the Company's accompanying audited consolidated financial statements.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

RISKS

Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

Mountain Province's business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to foreign exchange fluctuations and prices of diamonds;
- risks related to commodity price fluctuations;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
- development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
- risks related to environmental regulation, permitting and liability;
- political and regulatory risks associated with mining and exploration;
- geological and technical conditions at the Company's Gahcho Kué Project being adequate to permit development;
- the ability to develop and operate the Company's Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
- aboriginal rights and title;
- failure of plant, equipment, processes and transportation services to operate as anticipated;
- possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and

19

- other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At March 28, 2013, there were 94,168,151 shares issued and 1,044,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2012 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting ("ICFR")

The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's ICFR. Management has conducted an evaluation of internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2012. There have not been any changes in the Company's ICFR or in other factors during 2012 or that have been identified in connection with the evaluation that occurred during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012.

OUTLOOK

The Company is continuing the permitting and development of the Gahcho Kué Project. As well, the Company is engaging with De Beers Canada with respect to a follow-up program to achieve the original objective of the Tuzo Deep Drill Program of defining a kimberlite resource to 750 meters, and working with the Operator to finalize the mineral resource estimate from the Tuzo Deep Drilling Program for release in Q2 2013.

The Company closed its Rights Offering financing (see "Liquidity and Capital Resources") on November 28, 2012. Additionally, the Company is investigating multiple financing proposals including project financing, off-take financing and a variety of other financing instruments. These are being considered together with alternatives available to finance the ongoing operations of the Company.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company's website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements" concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" (or "contained carats") in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

"Patrick Evans"

Patrick Evans
President & CEO

March 28, 2013

MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that management has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Patrick C. Evans"   *"Jennifer Dawson"*
Patrick C. Evans   Jennifer Dawson
President and Chief Executive Officer   Chief Financial Officer

Toronto, Canada
March 28, 2013

MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 28, 2013



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Telefax   (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board**.**



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Telefax   (416) 777-8818
www.kpmg.ca

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company expects to require additional capital resources to meet planned expenditures in 2013. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.'s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamond Inc.'s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 28, 2013



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Telefax   (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.'s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Telefax   (416) 777-8818
www.kpmg.ca

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 28, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Toronto, Canada
March 28, 2013

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets
In Canadian dollars
As at December 31, 2012 and 2011

		2012		2011
ASSETS				
Current assets				
Cash and cash equivalents (Note 5)	$	**274,696**	$	21,546
Short-term investments (Note 5)		**47,418,997**		17,819,183
Marketable securities (Note 5)		**9,521**		17,678
Amounts receivable (Note 5)		**337,907**		1,286,174
Advances and prepaid expenses		**722,402**		101,641
		48,763,523		19,246,222
Property and equipment (Note 6)		**146,010**		43,225
Mineral properties (Note 7)		**46,680,519**		46,550,496
Total assets	$	**95,590,052**	$	65,839,943
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities (Note 5)	$	**2,109,984**	$	2,529,561
Decommissioning and restoration liability (Note 8)		**6,284,770**		6,178,004
Shareholders' equity:				
Share capital (Note 9)		**180,170,247**		146,911,995
Share-based payments reserve (Note 9)		**1,233,857**		1,083,422
Deficit		**(94,213,695)**		(90,876,085)
Accumulated other comprehensive income		**4,889**		13,046
Total shareholders' equity		**87,195,298**		57,132,378
Total liabilities and shareholders' equity	$	**95,590,052**	$	65,839,943

The notes to the consolidated financial statements are an integral part of these statements.

Going concern (Note 1)
Contingencies and commitments (Notes 7 and 11)
Subsequent events (Note 9 (iii))

On behalf of the Board:

"Patrick Evans"	"_Jonathan Comerford_"
Director	**Director**

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss
In Canadian dollars

		Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Expenses:				
Consulting fees	$	(1,434,917) $	(1,631,188) $	(721,987)
Depreciation		(21,246)	(14,789)	(8,820)
Exploration and evaluation expenses (Note 7)		(10,651,622)	(9,032,585)	(7,965,708)
Gahcho Kué Project management fee		(311,076)	(236,464)	(162,613)
Office and administration		(285,698)	(458,467)	(200,274)
Professional fees		(664,878)	(361,148)	(340,051)
Promotion and investor relations		(245,936)	(109,854)	(78,499)
Salary and benefits		(166,668)	(97,812)	(45,162)
Transfer agent and regulatory fees		(200,461)	(169,489)	(124,255)
Travel		(196,714)	(156,659)	(117,107)
Net loss for the period from operations	$	(14,179,216) $	(12,268,455) $	(9,764,476)
Other expenses:				
Accretion expense on decommissioning and restoration liability		(27,801)	(63,315)	(125,263)
Other income:				
Interest income		147,762	303,354	122,590
Gain (loss) on revaluation of warrants exerciseable in a foreign currency		-	489,481	(4,767,578)
Gain on asset transfer to Kennady Diamonds Inc. (Note 15)		10,721,645	-	-
Net loss for the period	$	(3,337,610) $	(11,538,935) $	(14,534,727)
Other Comprehensive (Loss) Income				
Change in fair value of available-for-sale marketable securities		(8,157)	(5,384)	9,631
Comprehensive loss for the period	$	(3,345,767) $	(11,544,319) $	(14,525,096)
Basic and diluted loss per share (Note 9)	$	(0.04) $	(0.15) $	(0.21)
Weighted average number of shares outstanding		82,191,626	79,553,515	70,833,448

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity
In Canadian dollars

	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2010	66,631,746	$ 97,312,714	$ 1,051,564	$ 1,238,302	$ (64,802,423)	$ 8,799	$ 34,808,956
Net loss for the year					(14,534,727)		(14,534,727)
Issuance of common shares – private placement	10,076,177	33,048,756					33,048,756
Issuance of common shares – exercise of options	150,000	326,000					326,000
Issuance of common shares – exercise of warrants	558,134	1,251,928					1,251,928
Fair value of options exercised from Share-based Payments Reserve	-	212,000		(212,000)			-
Fair value of warrants exercised (exercisable in a foreign currency)	-	1,111,846					1,111,846
Fair value of warrants exercised transferred from Warrants	-	81,622	(81,622)				-
Other Comprehensive Income (loss):							
Available-for-sale financial assets							
- current year unrealized gains	-	-	-	-	-	9,631	9,631
Balance, December 31, 2010	77,416,057	$ 133,344,866	$ 969,942	$ 1,026,302	$ (79,337,150)	$ 18,430	$ 56,022,390
Net loss for the period					(11,538,935)		(11,538,935)
Issuance of common shares – exercise of options	270,635	665,000					665,000
Issuance of common shares – exercise of warrants	2,658,866	7,242,471					7,242,471
Fair value of options exercised from Share-based Payments Reserve	-	429,965		(429,965)			-
Fair value of warrants exercised transferred from Warrants	-	969,942	(969,942)				-
Fair value of warrants (exercised in a foreign currency)	-	4,259,751					4,259,751
Fair value of options grant in period	-	-		487,085			487,085
Other Comprehensive Loss:							
Available-for-sale financial assets							
- current period unrealized losses	-	-	-	-	-	(5,384)	(5,384)
Balance, December 31, 2011	80,345,558	$ 146,911,995	$ -	$ 1,083,422	$ (90,876,085)	$ 13,046	$ 57,132,378
Net loss for the year					(3,337,610)		(3,337,610)
Issuance of common shares – Rights Offering, net of costs (Note 9(ii))	13,452,593	46,062,632					46,062,632
Issuance of common shares – exercise of options	370,000	604,200					604,200
Fair value of options exercised from Share-based Payments Reserve	-	313,065		(313,065)			-
Fair value of options granted in period	-	-		463,500			463,500
Dividend-in-kind (Note 15)	-	(13,721,645)					(13,721,645)
Other Comprehensive Loss:							
Available-for-sale financial assets							
- current period unrealized losses	-	-	-	-	-	(8,157)	(8,157)
Balance, December 31, 2012	94,168,151	$ 180,170,247	$ -	$ 1,233,857	$ (94,213,695)	$ 4,889	$ 87,195,298

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows
In Canadian dollars

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Cash provided by (used in):			
Operating activities:			
Net loss for the period	$ (3,337,610) $	(11,538,935) $	(14,534,727)
Adjustments:			
Gain on asset transfer to Kennady Diamonds Inc. (Note 15)	(10,721,645)	-	-
(Gain) loss on revaluation of warrants exerciseable in a foreign currency (Note 9 (ii))	-	(489,481)	4,767,578
Interest expense on decommissioning and restoration liability	27,801	63,315	125,263
Depreciation	21,246	14,789	8,820
Stock-based compensation (Note 9)	463,500	487,085	-
Interest income	(147,762)	(303,354)	(122,590)
Changes in non-cash operating working capital:			
Amounts receivable	948,267	(786,983)	(229,212)
Advances and prepaid expenses	(620,761)	32,533	(95,001)
Accounts payable and accrued liabilities	(419,577)	(1,151,017)	1,788,530
	(13,786,541)	(13,672,048)	(8,291,339)
Investing activities:			
Mineral properties	(51,058)	(10,237,929)	(2,837,596)
Interest income	147,762	303,354	122,590
Purchase of property and equipment	(124,031)	(15,261)	(7,473)
Investment in short-term investments	(29,599,814)	(8,042,094)	(43,371)
	(29,627,141)	(17,991,930)	(2,765,850)
Financing activities:			
Transfer to Kennady Diamonds Inc. (Note 15)	(3,000,000)	-	-
Share issuance, net of costs (Note 9(ii))	-	-	33,048,756
Proceeds from option exercises	604,200	665,000	326,000
Proceeds from Rights Offering (Note 9(ii))	46,062,632	-	-
Proceeds from warrant exercises (Note 9(ii))	-	7,242,471	1,251,928
	43,666,832	7,907,471	34,626,684
Increase (decrease) in cash and cash equivalents	253,150	(23,756,507)	23,569,495
Cash and cash equivalents, beginning of period	21,546	23,778,053	208,559
Cash and cash equivalents, end of period	$ 274,696 $	21,546 $	23,778,054

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

1. NATURE OF OPERATIONS AND GOING CONCERN

Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada's Northwest Territories.

The address of the Company's registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company's shares are listed on the Toronto Stock Exchange under the symbol 'MPV' and on the New York Stock Exchange – MKT under the symbol 'MDM'.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. ("De Beers Canada") (Note 7). The underlying value and recoverability of the amounts shown as "Mineral Properties" is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at December 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable. The Company's ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company's primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In each of the years December 31, 2012, 2011 and 2010, the Company incurred losses, and had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46,653,539 at December 31, 2012, including $47,693,693 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company's costs of the Gahcho Kué Project (Note 7) over the next 12 months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The consolidated financial statements for the year ended December 31, 2012 (including comparatives) were approved by the Board of Directors on March 28, 2013.

2. BASIS OF PRESENTATION

These consolidated financial statements of the Company, including its subsidiaries and joint venture, were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The policies set out below were consistently applied to all the periods presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash and cash equivalents, short-term investments and available-for-sale financial assets at fair value.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

(i)   Basis of Preparation

The consolidated financial statements are presented in accordance with IAS 1, *Presentation of Financial Statements.*

The Company has elected to present the 'Statements of Comprehensive Loss' as a single financial statement with its statements of loss, titled 'Consolidated Statements of Comprehensive Loss'.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(ii)   Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's interest in the Gahcho Kué Project has been proportionally consolidated (see Note 7).

Subsidiaries are entities controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company's interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the joint venture through required unanimous consent of each of the joint venturers for strategic, financial and operating policies of the Gahcho Kué Joint Venture. The Company's interest in the Gahcho Kué Project is managed through a jointly controlled unincorporated entity, known as the Gahcho Kué Joint Venture, in which each of the Company (including its wholly-owned subsidiary, Camphor Ventures Inc.), and its joint venture partner, De Beers Canada, have an interest. The Gahcho Kué Joint Venture management committee has two representatives of each of Mountain Province and De Beers Canada. The joint venture partners have appointed De Beers Canada as the operator of the Gahcho Kué Joint Venture.

(iii)   Foreign Currency

The Company's presentation currency is the Canadian Dollar ("CAD"). The functional currency of the Company, its subsidiaries, and the Gahcho Kué Joint Venture is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company's functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in consolidated Statements of Comprehensive Loss within Office and administration.

During the year ended December 31, 2012, $6,792 of foreign exchange loss was recognized in Office and administrative costs, in the Company's consolidated Statements of Comprehensive Loss (December 31, 2011 - $241,564; December 31, 2010 - $41,130).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

(iv)   Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v)   Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 9.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the consolidated Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(vi)   Income Taxes and Deferred Taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the consolidated Statements of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the consolidated Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(vii)   Mineral properties and exploration and evaluation costs

Exploration and evaluation ("E&E") costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:
- gathering exploration data through topographical and geological studies;
- exploratory drilling, trenching and sampling;
- determining the volume and grade of the resource;
- test work on geology, metallurgy, mining, geotechnical and environmental; and
- conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized acquisition costs included in the Mineral Properties are transferred to capitalized costs within property and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management's assessment of legal, environmental, social and governmental factors.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value, or relative fair value if applicable. Acquired capitalized exploration and evaluation consists of:
- interest in exploration properties,
- amounts paid for acquired rights associated with exploration properties, and
- amounts paid in connection with sunk cost repayments (Note 7).

(viii)   Property and equipment

Property and equipment are recorded and measured at initial recognition at cost. Amortization is provided on items of property and equipment so as to write off their carrying value over their expected useful economic lives. Amortization is calculated once the asset is in use, and at the following rates:

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Office furniture	five years, straight line
Vehicles	five years, straight line
Production equipment	five years, straight line
General infrastructure	10 years, straight line
Assets under construction	not depreciated until production

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated Statement of Comprehensive Loss when the asset is derecognized. The assets' residual values, useful lives and methods of amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

(ix)   Impairment of non-financial assets

The carrying value of the Company's capitalized Mineral Properties and property and equipment is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit ("CGU"). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company's other group of assets. The Company has determined that it operates one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the consolidated Statements of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated Statements of Comprehensive Loss.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

(x)   Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

- Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated Statements of Comprehensive Loss.

- Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income ("OCI") in the consolidated Statements of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated Statements of Comprehensive Loss.

- Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

- Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Fair Value through Profit and Loss	Fair Value
Short-term investments	Fair Value through Profit and Loss	Fair Value
Amounts receivable	Loans and Receivables	Amortized Cost
Marketable securities	Available-for-Sale	Fair Value
Accounts payable and accrued liabilities	Other liabilities	Amortized Cost

The Company's cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2012 and December 31, 2011.

The market values of marketable securities are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The fair values of the Company's amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

Derivative financial liabilities
Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each consolidated Balance Sheet date, and the changes in the fair value are recognized in the consolidated Statements of Comprehensive Loss. Fair values for derivative instruments are determined using valuation techniques, including assumptions based on market conditions existing at the date of the consolidated Balance Sheets.

Warrants denominated or exerciseable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each consolidated Balance Sheet date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated Statements of Comprehensive Loss. There are no derivative financial liabilities as at December 31, 2012 or 2011.

(xi)   Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying an inflation-adjusted discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2012 other than the provision for decommissioning and restoration associated with the Mineral Properties.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated Statement of Comprehensive Loss as a finance cost called "accretion expense on decommissioning and restoration liability". Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the consolidated Statement of Comprehensive Loss.

(xii)   Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

(xiii)   *Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company*

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements and are therefore not discussed below.

IFRS 9 *Financial Instruments*
The IASB aims to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 *Consolidated Financial Statements*
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 *Consolidation – Special Purpose Entities* and parts of IAS 27 *Consolidated and Separate Financial Statements*. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 *Joint Arrangements*
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of each of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, *Interests in Joint Ventures*, and SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers*. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture, is a joint operation, and therefore the adoption of this standard will not have any material impact on its consolidated financial statements as the Company will continue to proportionately consolidate its interest in the Gahcho Kué Project

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

IFRS 12 *Disclosure of Interest in Other Entities*
IFRS 12, *Disclosure of Interest in Other Entities* was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is evaluating the impact of IFRS 12 on its consolidated financial statements.

IFRS 13 *Fair Value Measurement*
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine*
On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of IFRIC 20 on its consolidated financial statements.

4. **SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS**

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

iii) Significant Judgments in Applying Accounting Policies
The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

c) *Mineral reserves*
The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

d) *Impairment analysis – mineral properties*
The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - *Exploration for and evaluation of mineral resources* and IAS 36 –

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

I*mpairment of assets* requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company's assessment is that as at December 31, 2012, there are no indicators of impairment in the carrying value of its mineral properties.

iv)   Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

f) *Mineral reserves and resources*

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

g) *Impairment analysis - mineral properties*

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – *Impairment of assets* ("IAS 36"). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the consolidated balance sheet for Mineral Properties" represent the Company's assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

h) *Provision for decommissioning and restoration*

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

i) *Stock options*

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

j) *Deferred taxes*

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

5.   FINANCIAL INSTRUMENTS

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at December 31, 2012 and 2011 measured at fair value are cash, short-term investments, and marketable securities. The cash and marketable securities are classified as Level 1, and the short-term investments are classified as Level 2.

The quoted market value of marketable securities at December 31, 2012 and 2011 was $9,521 and $17,678 respectively. The original cost of these marketable securities at December 31, 2012 and December 31, 2011 was $4,632 for both periods.

The short-term investments at December 31, 2012 and 2011 are cashable guaranteed investment certificates ("GICs") held with a major Canadian financial institution. The short-term investments at December 31, 2012 were purchased with original maturities in December, 2013. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

	Balance as at	
	December 31,	December 31,
	---	---
	2012	2011
Financial assets		
Fair Value Through Profit or Loss		
Cash and cash equivalents	$ **274,696**	$ 21,546
Short-term investments	**47,418,997**	17,819,183
Loans and Receivables		
Amounts receivable	**337,907**	1,286,174
Available-for-Sale		
Marketable securities	**9,521**	17,678
Financial liabilities		
Financial liabilities measured at amortized cost		
Accounts payable and accrued liabilities	**(2,109,984)**	(2,529,561)

The Company's interest income on short-term investment carried at fair value is presented on the consolidated Statements of Comprehensive Loss in the interest income line.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The Company had no transactions with marketable securities classified as available-for-sale during the years ended December 31, 2012 and December 31, 2011.

Financial Instruments Risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk for its amounts receivable is summarized as follows:

		2012		2011
0-30 days	$	**279,107**	$	1,069,436
30 to 90 days		**39,200**		49,766
More than 90 days		**19,600**		166,972
Total	$	**337,907**	$	1,286,174

On December 31, 2012 and December 31, 2011, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company's cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates ("GICs") and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax ("HST") refunds receivable in the amount of approximately $153,500 (December 31, 2011 – approximately $350,500) and the Gahcho Kué Joint Venture for the remaining amounts.

The Company's current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process (see Note 1). The Company's financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

Market risk

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company's financial statements, based on the closing

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company's exposure to market risk is not considered to be material.

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $8,000 decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at December 31, 2012, 2011 or 2010 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

6.   PROPERTY AND EQUIPMENT

The Company's property and equipment for the year ended December 31, 2012 and 2011 are as follows:

		Cost		Accumulated Amortization		Net Book Value
December 31, 2012						
Office furniture	$	32,996	$	6,049	$	26,947
Vehicles		59,992		34,494		25,498
Production equipment		5,635		1,972		3,663
Computer equipment		7,822		2,218		5,604
General infrastructure		7,326		122		7,204
Assets under construction		77,094		-		77,094
	$	190,865	$	44,855	$	146,010
December 31, 2011						
Vehicle	$	59,992	$	22,496	$	37,496
Production equipment		5,635		845		4,790
Computer equipment		1,207		268		939
	$	66,834	$	23,609	$	43,225

The continuity of the property and equipment is:

	December 31, 2012		December 31, 2011		December 31, 2010
Opening balance, beginning of period	$	**43,225**	$	42,753	$	44,100
Additions in the period		**124,031**		15,261		7,473
Depreciation in the period		**(21,246)**		(14,789)		(8,820)
Net book value, end of period	$	**146,010**	$	43,225	$	42,753

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

7.   MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Joint Venture (the "Gahcho Kué Project", the "Project") located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the "2009 Agreement"). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – *Related Parties*.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 – *Interests in Joint Ventures*. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements.

Under a previous agreement (the "2002 Agreement") in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:

(g)   The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(h)   Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(i)   Each Participant will contribute their proportionate share to the future project development costs;

(j)   Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(k)   The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

(l)   The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

- $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid and expensed);

- Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in "Mineral Properties"; no further payments are expected);

- $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in "Mineral Properties");

- $10 million following the issuance of the construction and operating permits;

- $10 million following the commencement of commercial production; and

- The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as "acquired exploration and evaluation".

The continuity of the Mineral Properties is as follows:

Balance, January 1, 2010	**$**	**35,672,632**
Change in expected decommissioning and restoration liability		(2,608,255)
Amounts capitalized for sunk cost repayments in the year		2,837,596
Balance, December 31, 2010	**$**	**35,901,973**
Change in expected decommissioning and restoration liability		410,593
Amounts capitalized for sunk cost repayments in the year		10,237,929
Balance, December 31, 2011	**$**	**46,550,495**
Change in expected decommissioning and restoration liability		78,965
Amounts capitalized for sunk cost repayments in the year		51,058
Balance, December 31, 2012	**$**	**46,680,518**

The Company has reclassified immaterial changes in working capital previously presented within Mineral Properties to accounts payable and accrued liabilities or amounts receivable as appropriate for each of the years presented.

Summarized below is certain summarized financial information relating to the Company's proportional interest (49%) in the accounts of the Gahcho Kué Joint Venture for the years ended December 31, 2012, 2011 and 2010:

		Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Results of Operations						
Revenue	$	-	$	-	$	-
Expenses		(10,681,306)		(8,540,441)		(8,122,822)
Proportionate share of net loss	$	**(10,681,306)**	$	(8,540,441)	$	(8,122,822)
Cash Flows						
Operating activities	$	(9,869,353)	$	(7,889,959)	$	(6,975,189)
Financing activities		9,994,998		7,905,220		6,982,662
Investing activities		(91,035)		(15,261)		(7,473)
Proportionate share of change in cash and cash equivalents	$	34,610	$	-	$	-

		As at December 31, 2012		As at December 31, 2011
Financial Position				
Current assets	$	1,516,313	$	113,533
Non-current assets		6,113,370		5,958,567
Current liabilities		(1,633,055)		(1,756,902)
Non-current liabilities		(6,284,770)		(6,178,004)
Proportionate share of net liabilities	$	**(288,142)**	$	(1,862,806)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Included in Exploration and evaluation expenses on the consolidated Statements of Comprehensive Loss for the year ended December 31, 2012 is approximately $1,258,500 of payroll related expenses (December 31, 2011 – approximately $696,500; December 31, 2010 – approximately $302,100).

The Company's proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $5,160,820. Of this, approximately $4,147,000 relates to commitments associated with equipment for the Gahcho Kué Project for 2013.

8. DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2012:

	December 31, 2012	December 31, 2011
Expected undiscounted cash flows	$ 13,484,544	$ 13,438,206
Inflation-adjusted discount rate ("real" rate of interest)	0.38%	0.45%
Periods	between 2014 and 2028	between 2014 and 2028
With probabilities between	10% and 70%	10% and 70%

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, without inflation.

The continuity of the decommissioning and restoration liability at December 31, 2012 is follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Balance, beginning of year	$ 6,178,004	$ 5,704,096	$ 8,187,088
Change in estimate of discounted cash flows for the year	78,965	410,593	(2,608,255)
Accretion recorded during the year	27,801	63,315	125,263
Balance, end of the year	$ 6,284,770	$ 6,178,004	$ 5,704,096

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

9.   SHAREHOLDERS' EQUITY

i.   *Authorized share capital*

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote.

There is no other class of shares in the Company.

ii.   *Share capital*

The number of common shares issued and fully paid as at December 31, 2012 is 94,168,151. There are no shares issued but not fully paid.

On November 28, 2012, the Company closed a previously-announced Rights Offering for gross proceeds of approximately $47.1 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as October 30, 2012, received one right (a "Right") for each share held. Six (6) Rights plus the sum of $3.50 (the "Subscription Price") were required to subscribe for one share ("Rights Share"). The Rights expired on November 28, 2012 (the "Expiry Date") with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. ("Bottin") under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

A total of 65,100,414 Rights were exercised by shareholders for 10,850,069 shares, and Bottin subscribed to an additional 2,602,524 Rights Shares for the Rights not otherwise subscribed for on the Expiry Date, under the stand-by agreement. Fees charged by Bottin in connection with the stand-by agreement have been recorded as share issuance costs (Note 12).

The proceeds are being used to fund the Company's 49% share of the initial capital costs for the Gahcho Kué Project and for general corporate purposes.

During 2011, the remaining 2,658,866 warrants outstanding were exercised before expiry for gross proceeds of $7,242,471 (2010 – 558,124 warrants for gross proceeds of $1,251,928). The warrants issued August 4, 2009 were exercisable for either $2.00 Canadian or $1.73 US. As they could be exercised in a foreign currency different than the functional currency of the Company, they met the definition of a financial liability. They were revalued at fair value at each period using the Black-Scholes option pricing model. The reevaluation of these warrants generated an accounting gain of $489,481 in the year ended December 31, 2011 (December 31, 2010 – a loss of $4,767,578).

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972, and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000.   Net proceeds totaled $33,048,756.

iii.   *Stock Options and Share-based Payments Reserve*

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the "Plan") which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company's issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

will not exceed 6,309,774 shares, and as at December 31, 2012, there were 5,515,774 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2012		December 31, 2011		December 31, 2010	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	964,000 $	2.16	1,084,635 $	1.69	1,234,635 $	1.75
Granted during the year	200,000	4.84	150,000	6.13	-	-
Exercised during the year	(370,000)	1.63	(270,635)	2.46	(150,000)	2.17
Balance at end of the year	794,000 $	2.12	964,000 $	2.16	1,084,635 $	1.69
Options exercisable at the end of the year	794,000		964,000		1,084,635	

The fair value of the 200,000 stock options granted in the year ended December 31, 2012 has been estimated on the date of the grant using the Black-Scholes option pricing model. These options vested immediately. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (three and a half years). 150,000 stock options were granted in the year ended December 31, 2011 and valued using the assumptions below. No options were granted in 2010.

	Year ended December 31, 2012	Year ended December 31, 2011
Exercise price	$4.84	$6.13
Expected volatility	66.29%	60.22%
Expected option life	3.5 years	5 years
Expected forfeiture	none	none
Expected option cancellation	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.50%	2.46%

During the year ended December 31, 2012, 370,000 stock options were exercised for gross proceeds of $604,200 (December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000; December 31, 2010 – 150,000 stock options were exercised for gross proceeds of $326,000). The market price of stock options exercised during the year ended December 31, 2012 was $1,826,200 (December 31, 2011 - $1,543,610; December 31, 2010 - $625,500).

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2012 and December 31, 2011.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

At December 31, 2012

Expiry Date		Black-Scholes Value	Number of Options	Weighted Average (Years)		Exercise Price
November 23, 2013	$	283,272	444,000	0.50	years	1.26
January 9, 2016		487,085	150,000	0.57	years	6.13
March 8, 2017		463,500	200,000	1.05	years	4.84
	$	1,233,857	794,000	2.12	years	

At December 31, 2011

Expiry Date		Black-Scholes Value	Number of Options	Weighted Average (Years)			Exercise Price
November 23, 2013	$	327,932	514,000	1.01	years	$	1.26
August 25, 2014		268,405	300,000	0.83	years		1.72
January 9, 2016		487,085	150,000	0.63	years		6.13
	$	1,083,422	964,000	2.47	years		

The share-based payments recognized as an expense for each year are:

		Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Expense recognized in the year for share-based payments	$	463,500	$	487,085	$	-

The share-based payments expense for the years ended December 31, 2012 and 2011 are recorded in Consulting fees.

Subsequent to the year-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair values of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $327,250. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options, recalculated for each of the grants.

Date of grant		February 1, 2013		March 11, 2013		March 18, 2013
Number of options granted		100,000		100,000		50,000
Fair Value per option	$	1.337	$	1.293	$	1.285
Fair Value total for grant	$	133,700	$	129,300	$	64,250
Term of option		5 years		5 years		5 years
Vesting		see below *		immediate		see below *
Assumptions:						
Exercise price		$4.08		$4.06		$4.11
Expected volatility		43.96%		43.7%		43.96%
Expected option life		3.36 years		3.23 years		3.08 years
Expected forfeiture		none		none		none
Expected option cancellation		none		none		none
Expected dividend yield		0%		0%		0%
Risk-free interest rate		1.28%		1.15%		1.14%

* these options vest 1/3 immediately, and 1/3 on the first and 1/3 on the second anniversary of the grant

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

iv.   Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Numerator			
Net loss for the period	$ (3,337,610)	$ (11,538,935)	$ (14,534,727)
Denominator			
For basic - weighted average number of shares outstanding	82,191,626	79,553,515	70,833,448
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	82,191,626	79,553,515	70,833,448
Loss Per Share			
Basic	$ (0.04)	$ (0.15)	$ (0.21)
Diluted	$ (0.04)	$ (0.15)	$ (0.21)

For the year ended December 31, 2012, stock options totaling 794,000 (December 31, 2011 – 964,000 stock options; 2010 - 3,741,501 stock options and warrants) are not included in the calculation of diluted loss per share since to include them would be anti-dilutive.

v.   Shareholder Rights Plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the "Rights Plan"), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

10.   INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2011 and 2010 – 26.5%):

	December 31, 2012	December 31, 2011	December 31, 2010
Loss before income taxes	$ 3,337,610	$ 11,538,935	$ 14,534,727
	26.5%	26.5%	26.5%
Tax recovery calculated using statutory rates	884,467	3,057,818	3,851,703
Non-taxable portion of gain on Kennady North Project asset transfer	1,420,618	-	-
(Expenses not deductible)/ Earnings not taxable	(123,904)	69,491	(1,272,930)
Other	67,660	(33,226)	(39,080)
Change in tax benefits not recognized	(2,248,841)	(3,094,083)	(2,539,693)
Income tax recovery (expenses)	$ -	$ -	$ -

Unrecognized deferred tax assets

Deferred income tax assets have not been recognized in respect of the following items:

	December 31, 2012	December 31, 2011
Mineral properties	$ 14,556,178	$ 11,071,723
Decommissioning and restoration liability	$ 1,665,464	$ 1,637,171
Loss carryforwards	$ 2,288,519	$ 3,363,180
Share issuance cost	$ 443,119	$ 303,230

As at December 31, 2012, the Company had the following non-capital losses available for carryforward and deductible difference as follows:

	Amounts	Expiry Date
Non-capital losses	$ 8,635,900	2026-2032
Tax basis of mineral properties	$ 55,597,300	Indefinite
Tax basis of mineral properties, successored	$ 29,151,900	* see below

*Deductibility is restricted to income from specific mineral properties

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

11.   OTHER COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2013	2014	2015	2016	2017	Total
Future minimum lease payments	$ 142,256	$ 142,256	$ 142,256	$ 142,256	$ 11,855	$ 580,879

12.   RELATED PARTIES

The Company's related parties include the Gahcho Kué Joint Venture, Bottin, key management and their close family members, and the Company's directors. Kennady Diamonds Inc. ("Kennady Diamonds") is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company's directors, Bottin, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company's interest in the Gahcho Kué Joint Venture for the current year's expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31, 2012	December 31, 2011	December 31, 2010
The total of the transactions:			
Bottin - Stand-by Fee under Stand-by Agreement (Note 9(ii))	706,261	-	-
Kennady Diamonds	120,940	-	-
Gahcho Kue Joint Venture expenditures	10,729,343	-	-
Remuneration	1,477,715	1,450,068	716,978
The amount of outstanding balances:			
Payable to the Gahcho Kue Joint Venture	685,290	-	-
Payable to key management personnel	30,180	313,000	186,619

The remuneration of directors and other members of key management personnel for the years ended December 31, 2012, 2011 and 2010 were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Salary, bonus and other short-term employee benefits	$ 1,014,215	$ 962,983	$ 716,978
Share-based payments	463,500	487,085	-
	$ 1,477,715	$ 1,450,068	$ 716,978

In accordance with IAS 24 *Related Parties*, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

13. CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, share-based payments reserve, and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company's capital for the reporting periods is summarized as follows:

	December 31, 2012		December 31, 2011
Share capital	$	180,170,247	$ 146,911,995
Share-based payments reserve		1,233,857	1,083,422
Deficit		(94,213,695)	(90,876,085)
	$	87,190,409	$ 57,119,332

There were no changes in the Company's approach to capital management during the year ended December 31, 2012. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14. SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

15. COMPLETION OF PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company's 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds, through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the "Arrangement") pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3 million of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North Project and cash of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds' share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind of $13.7 million. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds of $10.7 million in the Company's Statement of Comprehensive Loss.

Corporate Information

Head Office
Mountain Province Diamonds Inc.
161 Bay Street
Suite 2315, P.O. Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562
F: 416-603-8565

Investor Relations
Patrick Evans
President and CEO

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent
Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors
KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel
**Max Pinsky Personal
Law Corporation**
1780 - 400 Burrard Street
Vancouver, B.C.
V6C 3A6

Officers and Directors
Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Bruce Ramsden
Vice President Finance and CFO

Bruce Dresner, MBA, BA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

www.mountainprovince.com

 *Mountain Province* DIAMONDS



www.mountainprovince.com

Corporate Information

Head Office
Mountain Province Diamonds Inc.
161 Bay Street
Suite 2315, P.O. Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562
F: 416-603-8565

Investor Relations
Patrick Evans
President and CEO

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent
Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors
KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel
Max Pinsky Personal
Law Corporation
1780 - 400 Burrard Street
Vancouver, B.C.
V6C 3A6

Officers and Directors
Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Bruce Ramsden
Vice President Finance and CFO

Bruce Dresner, MBA, BA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

www.mountainprovince.com



Mountain Province
DIAMONDS



www.mountainprovince.com